Exhibit 5.1

TORYS LLP	Suite 3000
NEW YORK TORONTO	79 Wellington St. W.
Box 270, TD Centre
Toronto, Ontario
M5K 1N2 Canada
TEL 416.865.0040
FAX 416.865.7380
www.torys.com

October 7, 2005

Cognos Incorporated
3755 Riverside Drive
P.O. Box 9707, Station T
Ottawa, Ontario
K1G 4K9

Dear Sirs/Mesdames:

Re: Cognos Incorporated – Reservation of Additional
Common Shares for 2003-2008 Stock Option Plan

        We have acted as Ontario counsel for Cognos Incorporated (the “Company”) in connection with an increase in the number of common shares of the Company reserved for issuance pursuant to options (“Options”) granted under the Company’s 2003-2008 Stock Option Plan (the “Plan”). Each Option is exercisable for one common share (“Common Share”) in the capital of the Company. The directors and shareholders of the Company have approved an increase of 1,800,000 Common Shares (the “Additional Shares”) reserved for issuance upon the exercise of the Options.

        We have made such investigations and have examined such corporate records of the Company and other documents as we considered necessary or relevant for our opinion, including:

1.	the articles of incorporation and by-laws of the Company;

2.	a certificate of an officer of the Company dated October 7, 2005;

3.	a certificate of compliance dated October 5, 2005 in respect of the Company pursuant to the Canada Business Corporations Act (the “Certificate of Compliance”);

4.	a certified copy of the resolution of the Company’s board of directors approving the increase in the number of Common Shares reserved for issuance;

5.	a certified copy of the resolution of the Company’s shareholders approving the increase in the number of Common Shares reserved for issuance; and

6.	the Plan.

        For the purposes of this opinion, we have assumed, with respect to all documents examined by us, the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, notarial or photostatic copies. We have also assumed that the Certificate of Compliance continues to be accurate as of the date hereof.

        The opinions set forth below are limited to the laws of the Province of Ontario and the laws of Canada applicable therein, as of the date hereof. In expressing the opinion in paragraph 1 below, we have relied, without independent investigation, upon the Certificate of Compliance.

        Based on and subject to the foregoing, we are of the opinion that:

1.	The Company is incorporated and existing under the laws of Canada.

2.

The Company has taken all necessary corporate action to reserve and allot the Additional Shares for issuance, and such shares, when issued in accordance with the terms and conditions of the Plan, will be validly issued as fully paid and non-assessable shares of the Company.

        We hereby consent to the filing of this opinion as Exhibit 5.1 to the Company’s Registration Statement on Form S-8 proposed to be filed with the United States Securities and Exchange Commission on or about the date hereof.

Yours truly,
/s/ Torys LLP